Exhibit 99.3

In February 2004, the Company sold the assets of its flip chip business unit. The Company accounted for this flip chip business unit as a discontinued operation in the March 2004 quarter and has reclassified its prior year financial statements accordingly (Exhibit 99.3). The Company is presenting, below, the reclassification of the Financial Statements that appeared in its Form 10-K for the fiscal year ended September 30, 2003, filed on December 18, 2003, to reflect the flip chip business unit as a discontinued operation pursuant to the requirements of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” and the elimination of our advanced packaging technologies business segment. Except as otherwise expressly noted, the information contained below has not been updated to reflect any developments since September 30, 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Kulicke and Soffa Industries, Inc.:

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Kulicke and Soffa Industries, Inc. and its subsidiaries at September 30, 2003 and September 30, 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule presents fairly in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” and in fiscal 2001, the Company adopted Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements”.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

November 19, 2003, except for

Note 2, Note 4 and Note 13,

which are as of May 6, 2004

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2002	September 30, 2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$85,986	$65,725
Restricted cash	3,180	2,836
Short-term investments	22,134	4,490
Accounts and notes receivable, (net of allowance for doubtful accounts: 9/30/02 - $6,033; 9/30/03 - $5,929)	89,132	94,144
Inventories, net	50,887	37,906
Prepaid expenses and other current assets	10,508	11,187
Deferred income taxes	16,072	10,700

TOTAL CURRENT ASSETS	277,899	226,988

Property, plant and equipment, net	89,742	61,238
Intangible assets, (net of accumulated amortization: 9/30/02 - $16,927; 9/30/03 - $26,187)	75,509	66,249
Goodwill	87,107	81,440
Other assets	8,425	6,946

TOTAL ASSETS	$538,682	$442,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable and current portion of long term debt	$186	$36
Accounts payable	55,659	45,844
Accrued expenses	52,581	41,885
Income taxes payable	9,660	13,394

TOTAL CURRENT LIABILITIES	118,086	101,159
Long term debt	300,393	300,338
Other liabilities	14,106	9,865
Deferred taxes	36,774	31,402

TOTAL LIABILITIES	469,359	442,764

Commitments and contingencies

SHAREHOLDERS’ EQUITY:
Preferred stock, without par value: Authorized - 5,000 shares; issued - none	—	—
Common stock, without par value: Authorized - 200,000 shares; issued and outstanding: 2002 - 49,414; 2003 - 50,092	199,886	203,607
Retained earnings (deficit)	(119,103)	(195,792)
Accumulated other comprehensive loss	(11,460)	(7,718)

TOTAL SHAREHOLDER’S EQUITY	69,323	97

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$538,682	$442,861

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Fiscal Year Ended September 30,
	2001	2002	2003
Net revenue	$518,382	$441,565	$477,935
Cost of sales	361,330	340,745	349,727

Gross profit	157,052	100,820	128,208

Selling, general and administrative	136,907	135,054	102,327
Research and development, net	61,370	51,929	38,121
Resizing	4,166	18,768	(475)
Asset impairment	800	31,594	3,629
Goodwill impairment	—	74,295	—
Amortization of intangibles	22,127	9,864	9,260
Purchased in-process research and development	11,709	—	—

Operating expense	237,079	321,504	152,862

Loss from operations	(80,027)	(220,684)	(24,654)
Interest income	8,398	3,758	940
Interest expense	(13,940)	(18,699)	(17,431)
Loss on sale of product lines	—	—	(5,257)
Other income and minority interest	8,022	2,010	—

Loss from continuing operations before income taxes	(77,547)	(233,615)	(46,402)
Provision (benefit) for income taxes for continuing operations	(21,468)	32,561	7,594

Loss from continuing operations before cumulative effect of change in accounting principle	(56,079)	(266,176)	(53,996)
Loss from discontinued operations, net of tax	(1,009)	(7,939)	(22,693)
Cumulative effect of change in accounting principle, net of tax	(8,163)	—	—

Net loss	$(65,251)	$(274,115)	$(76,689)

Net loss per share from continuing operations before cumulative effect of change in accounting principal:
Basic	$(1.15)	$(5.41)	$(1.09)
Diluted	$(1.15)	$(5.41)	$(1.09)

Loss per share from discontinued operations:
Basic	$(0.02)	$(0.16)	$(0.46)
Diluted	$(0.02)	$(0.16)	$(0.46)

Cumulative effect of change in accounting principal, net of tax per share:
Basic	$(0.17)	$—	$—
Diluted	$(0.17)	$—	$—
Net income (loss) per share:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)
Weighted average shares outstanding:
Basic	48,877	49,217	49,695
Diluted	48,877	49,217	49,695

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Year Ended September 30,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(65,251)	$(274,115)	$(76,689)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	53,849	44,315	37,852
Tax benefit from exercise of stock options	248	329	89
Provision for doubtful accounts	1,406	158	519
Impairment of fixed and intangible assets	800	31,594	10,502
Impairment of goodwill	—	74,295	5,667
Loss on sale of product lines	—	—	5,257
Deferred taxes	(37,556)	32,808	—
Provision for inventory valuations	18,095	14,362	3,490
Minority interest in net loss of subsidiary	(352)	(10)	—
Purchased in-process research and development	11,709	—	—
Non-cash employee benefits	1,942	5,061	2,230
Changes in working capital accounts, net of effect of acquired and sold businesses:
Accounts receivable	110,469	(10,188)	(5,531)
Inventories	2,572	9,076	2,454
Prepaid expenses and other assets	(1,734)	(1,853)	(1,138)
Accounts payable and accrued expenses	(30,918)	7,855	(18,142)
Taxes payable	3,226	(4,739)	3,734
Other, net	3,364	(951)	604

Net cash provided by (used in) operating activities	71,869	(72,003)	(29,102)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments classified as available for sale	214,766	59,224	26,287
Purchase of investments classified as available for sale	(158,126)	(33,850)	(8,603)
Purchases of plant and equipment	(48,636)	(20,385)	(10,975)
Purchase of Flip Chip	(5,000)	(96)	—
Purchase of Probe Tech, net of cash acquired	(62,512)	1,472	—
Purchase of Cerprobe, net of cash acquired	(217,415)	—	—
Proceeds from sale of property and equipment	8,338	—	1,643

Net cash provided by (used in) investing activities	(268,585)	6,365	8,352

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from debt offering	120,749	—	—
Proceeds from sale of receivables	20,000	—	—
Payments on borrowings, including capitalized leases	(1,652)	(1,685)	(205)
Restricted cash	—	(3,180)	344
Proceeds from issuances of common stock	1,102	1,438	424

Net cash provided by (used in) financing activities	140,199	(3,427)	563

Effect of exchange rate changes on cash and cash equivalents	64	15	(74)

Change in cash and cash equivalents	(56,453)	(69,050)	(20,261)
Cash and cash equivalents at:
Beginning of year	211,489	155,036	85,986

End of year	$155,036	$85,986	$65,725

Supplemental Disclosures:
Cash payments for interest	$11,300	$15,400	$15,700
Cash payments for income taxes	$7,800	$9,200	$4,800

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHODERS’ EQUITY

(in thousands)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Shareholders’ Equity
	Shares	Amount
Balances at September 30, 2000	48,716	$189,766	$220,263	$(4,687)	$405,342
Employer contribution to the Company’s 401K plan	153	1,942	—	—	1,942
Exercise of stock options	165	1,102	—	—	1,102
Tax benefit from exercise of stock options	—	248	—	—	248
Components of comprehensive income:
Net loss	—	—	(65,251)	—	(65,251)
Translation adjustment	—	—	—	(2,226)	(2,226)
Unrealized gain on investments, net	—	—	—	280	280
Minimum pension liability (net of taxes of $1,556)	—	—	—	(2,890)	(2,890)

Total comprehensive loss					(70,087)

Balances at September 30, 2001	49,034	$193,058	$155,012	$(9,523)	$338,547

Employer contribution to the Company’s 401K plan	214	2,478			2,478
Exercise of stock options	166	1,438			1,438
Tax benefit from exercise of stock options		329			329
Modification of stock options for terminated employees		2,583			2,583
Components of comprehensive income:
Net loss			(274,115)		(274,115)
Translation adjustment				730	730
Unrealized loss on investments, net				(264)	(264)
Minimum pension liability (net of taxes of $1,294)				(2,403)	(2,403)

Total comprehensive loss					(276,052)

Balances at September 30, 2002	49,414	$199,886	$(119,103)	$(11,460)	$69,323

Employer contribution to Company’s 401K plan	429	2,230			2,230
Employer contribution to Company’s pension plan	150	987			987
Exercise of stock options	99	415			415
Tax benefit from exercise of stock options		89			89
Components of comprehensive income:
Net loss			(76,689)		(76,689)
Translation adjustment				2,953	2,953
Unrealized loss on investments, net				51	51
Minimum pension liability (net of taxes of $397)				738	738

Total comprehensive loss					(72,947)

Balances at September 30, 2003	50,092	$203,607	$(195,792)	$(7,718)	$97

The accompanying notes are an integral part of these consolidated financial statements.

KULICKE AND SOFFA INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements include the accounts of Kulicke and Soffa Industries, Inc. and its subsidiaries (the “Company”), with appropriate elimination of intercompany balances and transactions.

Nature of Business – The Company designs, manufactures and markets capital equipment, packaging materials and test interconnect solutions and service, maintain, repair and upgrade assembly equipment. The Company’s operating results depend upon the capital and operating expenditures of semiconductor manufacturers and subcontract assemblers worldwide which, in turn, depend on the current and anticipated market demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly volatile and experiences periodic downturns and slowdowns which have a severe negative effect on the semiconductor industry’s demand for semiconductor capital equipment, including assembly equipment manufactured and marketed by the Company and, to a lesser extent, packaging materials and test interconnect solutions such as those sold by the Company. These downturns and slowdowns have also adversely affected the Company’s operating results. The Company believes such volatility will continue to characterize the industry and the Company’s operations in the future.

Management Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas involving the use of estimates in these financial statements include allowances for uncollectible accounts receivable, reserves for excess and obsolete inventory, carrying value and lives of fixed assets, goodwill and intangible assets, valuation allowances for deferred tax assets, deferred tax liabilities for undistributed earnings of certain foreign subsidiaries, self insurance reserves, pension benefit liabilities, resizing, warranty and litigation. Actual results could differ from those estimated.

Vulnerability to Certain Concentrations - Financial instruments which may subject the Company to concentration of credit risk at September 30, 2003 and 2002 consist primarily of investments and trade receivables. The Company manages credit risk associated with investments by investing its excess cash in investment grade debt instruments of the U.S. Government, financial institutions and corporations. The Company has established investment guidelines relative to diversification and maturities designed to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in yields and interest rates. The Company’s trade receivables result primarily from the sale of semiconductor equipment, related accessories and replacement parts, packaging materials and test interconnect products to a relatively small number of large manufacturers in a highly concentrated industry. The Company continually assesses the financial strength of its customers to reduce the risk of loss. Accounts receivable at September 30, 2003 and 2002 included notes receivable of $920 thousand and $50 thousand, respectively. Write-offs of uncollectible accounts have historically not been significant.

Cash Equivalents - The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Investments - Investments, other than cash equivalents, are classified as “trading,” “available-for-sale” or “held-to-maturity”, in accordance with SFAS 115, and depending upon the nature of the investment, its ultimate maturity date in the case of debt securities, and management’s intentions with respect to holding the securities. Investments classified as “trading” are reported at fair market value, with unrealized gains or losses included in earnings. Investments classified as available-for-sale are reported at fair market value, with net unrealized gains or losses reflected as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)). The fair market value of trading and available-for-sale securities are determined using quoted market prices at the balance sheet date. Investments classified as held-to-maturity are reported at amortized cost. Realized gains and losses are determined on the basis of specific identification of the securities sold.

Inventories - Inventories are stated at the lower of cost (determined on the basis of first-in, first-out) or market. The Company generally provides reserves for equipment inventory and spare parts and consumable inventories considered to be in excess of 18 months of forecasted future demand.

Property, Plant and Equipment - Property, plant and equipment are carried at cost. The cost of additions and those improvements which increase the capacity or lengthen the useful lives of assets are capitalized while repair and maintenance costs are expensed as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives as follows: buildings 25 to 40 years; machinery and equipment 3 to 10 years; and leasehold improvements are based on the shorter of the life of lease or life of asset. Purchased computer software costs related to business and financial systems are amortized over a five year period on a straight-line basis.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value.

Goodwill and Intangible Assets - Effective October 1, 2001, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The Company amortizes its intangible assets with determinable lives on a straight-line basis over the estimated period to be benefited by the intangible assets which it estimates to be 10 years. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually. The Company’s goodwill impairment test utilizes discounted cash flows to determine fair value and comparative market multiples to corroborate fair value. The Company’s intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The Company’s intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. The Company manages and values its complete technology in the aggregate as one asset group.

Asset Retirement Obligations - In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets. This standard provides guidance for financial reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It also provides guidance for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset, except for certain obligations of lessors. The Company adopted this standard effective October 1, 2002 and the cumulative effect of adoption was not material. The adoption did not have a material impact on the Company’s financial position and results of operations, however this standard could impact the Company’s financial position and results of operations in future periods.

In August 2001, the FASB issued SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supersedes SFAS No. 121. This standard provides a single accounting model for long-lived assets to be disposed of by sale and establishes additional criteria that would have to be met to classify an asset as held for sale. The carrying amount of an asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Estimates of future cash flows used to test the recoverability of a long-lived asset or asset group must incorporate the entity’s own assumptions about its use of the asset or asset group and must factor in all available evidence. SFAS No. 144 requires that long-lived assets be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Such events include significant under-performance relative to the expected historical or projected future operating results; significant changes in the manner of use of the assets; significant negative industry or economic trends and significant changes in market capitalization.

In the fourth quarter of Fiscal 2003, the Company completed the sale of its sawing and hard material blade product lines as well as its polymer product line. As a result of these transaction, the Company recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

As of September 30, 2003, the Company recognized a $6.9 million impairment charge associated with its flip chip business unit in discontinued operations. The present value of flip chip’s future cash flows was less than the remaining carrying value. As a result, an asset impairment charge was recorded to reduce the carrying value of flip chip to its fair value.

Accounting for Costs Associated with Exit or Disposal Activities - In June 2002, the FASB issued SFAS 146, Accounting for Exit or Disposal Activities which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The standard is effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted this standard and the adoption did not have a material impact on the Company’s financial position and results of operations, however, this standard will in certain circumstances change the timing of recognition of restructuring (resizing) costs.

Foreign Currency Translation – The functional currency of each of the Company’s subsidiaries is the currency in which the majority of their transactions occur. However, the majority of the Company’s business is transacted in U.S. dollars. For the Company subsidiaries that have a functional currency other than the U.S. dollar, gains and losses resulting from the translation of the functional currency into U.S. dollars for financial statement presentation are not included in determining net income but are accumulated in the cumulative translation adjustment account as a separate component of shareholders’ equity (accumulated other comprehensive income (loss)), in accordance with SFAS No. 52. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries. Gains and losses resulting from foreign currency transactions are included in the determination of net income. Net exchange and transaction gains (losses) were $(1.4) million, $120 thousand and $700 thousand, for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

Revenue Recognition – The Company changed its revenue recognition policy in the fourth quarter of fiscal 2001, effective October 1, 2000, based upon guidance provided in the Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements . The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, the collectibility is reasonably assured, and it has completed its equipment installation obligations and received customer acceptance, or is otherwise released from its installation or customer acceptance obligations. In the event terms of the sale provide for a lapsing customer acceptance period, revenue is recognized based upon the expiration of the lapsing acceptance period or customer acceptance, whichever occurs first. The Company’s standard terms are Ex Works (K&S factory), with title transferring to its customer at the Company’s loading dock or upon embarkation. The Company does have a small percentage of sales with other terms, and revenue is recognized in accordance with the terms of the related customer purchase order. Revenue related to services is generally recognized upon performance of the services requested by a customer order. Revenue for extended maintenance service contracts with a term more than one month is recognized on a prorated straight-line basis over the term of the contract. Revenue from royalty arrangements and license agreements is recognized in accordance with the contract terms, generally prorated over the life of the contract or based upon specific deliverables.

In accordance with the guidance provided in SAB 101, the deferred revenue balance as of October 1, 2000 was $26.5 million. This amount consists of equipment that was shipped and recorded as revenue in fiscal 2000 but had not met the customer acceptance criteria required by SAB 101. In fiscal 2001, the Company recorded an after-tax non-cash charge of $8.2 million or $0.17 per fully diluted share, associated with the $26.5 million of deferred revenue, to reflect the cumulative effect of the accounting change as of the beginning of the fiscal year.

In fiscal 2001, the Company received customer acceptances for $19.3 million of the $26.5 million that was deferred as of the beginning of the fiscal year and accordingly recognized $19.3 million of revenue. Also in fiscal 2001, the Company recorded after-tax non-cash profit of $5.7 million or $0.12 per fully diluted share associated with the $19.3 million of deferred revenue. At September 30, 2001, deferred revenue was approximately $7.2 million, which would be recognized in future periods as the revenue recognition criteria was met. In fiscal 2002, the Company recognized net sales of $6.3 million of the $26.5 million of sales deferred upon adoption and $2.1 million of associated after-tax profit. No additional revenue was deferred during fiscal 2002. At September 30, 2003, deferred revenue was approximately $300 thousand.

Research and Development Arrangements - The Company receives funding from certain customers and government agencies pursuant to contracts or other arrangements for the performance of specified research and development activities. Such amounts are recognized as a reduction of research and development expense when specified activities have been performed. During fiscal 2003, 2002 and 2001, reductions to research and development expense related to such funding totaled $383 thousand, $426 thousand and $1.0 million, respectively. It is the Company’s policy to expense all internally funded R & D spending as incurred.

Income Taxes - Deferred income taxes are determined using the liability method in accordance with SFAS No. 109, Accounting for Income Taxes. No provision is made for U.S. income taxes on the portion of undistributed earnings of foreign subsidiaries which are indefinitely reinvested in foreign operations. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized.

Environmental Expenditures – Future environmental remediation expenditures are recorded in operating expenses when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. Accrued liabilities do not include claims against third parties and are not discounted.

Earnings Per Share - Earnings per share is calculated in accordance with SFAS No. 128, Earnings Per Share. Basic earnings per share include only the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the weighted average number of common shares and the dilutive effect of stock options and other potentially dilutive securities outstanding during the period, when such instruments are dilutive.

Accounting for Stock-based Compensation – The Company accounts for stock option grants using the “intrinsic value method” prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), and discloses the pro forma effect on net income and earnings per share as if the fair value method had been applied to stock option grants, in accordance with SFAS 123, Accounting For Stock-Based Compensation. (see Note 9).

Reporting Comprehensive Income – The Company reports comprehensive income and its components in accordance with SFAS 130, Reporting Comprehensive Income (“SFAS 130”), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. The comprehensive income and related cumulative equity impact of comprehensive income items are required to be reported in a financial statement that is displayed with the same prominence as other financial statements. The impact of foreign currency translation adjustments, minimum pension liability adjustments and unrealized gains or losses on securities available-for-sale are considered to be components of the Company’s comprehensive income under the requirements of SFAS 130.

Derivative Instruments and Hedging Activities – In fiscal 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, as amended by SFAS No. 138. The standard requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded in earnings or other comprehensive income, based on whether the instrument is designated as part of a hedge transaction and, if so, the type of hedge transaction. The cumulative effect of adoption was not material. The impact of SFAS No. 133 on the Company’s future results will be dependent upon the fair values of the Company’s derivatives and related financial instruments and could result in increased volatility. The effect in fiscal 2003 was not material.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. In rescinding FASB Statement No. 4 and FASB No. 64, FASB 145 eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, however, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they meet the criteria of paragraph 20 of APB 30, Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. Further, the Statement amends SFAS 13 to eliminate an inconsistency between the accounting for sale-leaseback transactions and certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company adopted this standard and the adoption did not have a material impact on its financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the obligations it has undertaken in issuing the guarantee. The Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others “ which is being superseded. The recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has adopted this standard and the adoption did not have a material impact on its financial position and results of operations, however this standard could impact the Company’s financial position and results of operations in future periods ( See Note 15).

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company has identified a business enterprise that qualifies as a variable interest entity and will consolidate the entity into the Company’s financial statements in accordance with the new requirements beginning with the quarter ending December 31, 2003. The impact of this change will increase the Company’s assets and liabilities by approximately $6.0 million.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The standard is effective for financial statements for fiscal years ending after December 15, 2002. The Company has adopted the disclosure provisions of this standard.

Pro forma information regarding net income and earnings per share is required by SFAS 123 for options granted after October 1, 1995 as if the Company had accounted for its stock option grants to employees under the fair value method of SFAS 123. The fair value of the Company’s weighted averages of stock option grants to employees was estimated using a Black-Scholes option pricing model.

The following assumptions were employed to estimate the fair value of stock options granted to employees:

	Fiscal Year Ended September 30,
	2001	2002	2003
Expected dividend yield	—	—	—
Expected stock price volatility	76.90%	82.95%	84.78%
Risk-free interest rate	5.99%	5.40%	2.89%
Expected life (years)	7	7	5

For pro forma purposes, the estimated fair value of the Company’s stock options to employees and directors is amortized over the options’ vesting period. The Company’s pro forma information follows:

	(net loss in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Net loss, as reported	$(65,251)	$(274,115)	$(76,689)

Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(13,713)	(17,227)	(8,828)

Pro forma net loss	$(78,964)	$(291,342)	$(85,517)

Loss per share:
Basic-as reported	$(1.34)	$(5.57)	$(1.54)

Basic-pro forma	$(1.62)	$(5.92)	$(1.72)

Diluted - as reported	$(1.34)	$(5.57)	$(1.54)

Diluted - pro forma	$(1.62)	$(5.92)	$(1.72)

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company does not expect the adoption of the standard will have a material impact on its financial position and results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company does not expect the adoption of the standard will have a material impact on its financial position and results of operations.

Reclassifications - Certain amounts in the Company’s financial statements have been reclassified pursuant to the requirements of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long Lived Assets”, to reflect the Company’s Flip Chip business unit as a discontinued operation.

NOTE 2 DISCONTINUED OPERATIONS

In February 1996, the Company entered into a joint venture agreement with Delco Electronics Corporation (“Delco”) providing for the formation and management of Flip Chip Technologies, LLC (“FCT”). FCT was formed to license related technologies and to provide wafer bumping services on a contract basis. In March 2001, the Company purchased the remaining interest in the joint venture owned by Delco for $5.0 million and included FCT in its Advanced Packaging business segment. FCT was not profitable.

In February 2004, the Company sold the assets of FCT for approximately $3.4 million in cash and notes, the agreement by the buyer to satisfy approximately $5.2 million of the Company’s lease liabilities and the assumption of certain other liabilities. The sale included fixed assets, inventories, and intellectual property of the Company’s flip chip business. The major classes of FCT assets and liabilities sold included: $3.6 million in accounts receivable, $119 thousand in inventory,

$2.5 million in property, plant and equipment, $119 thousand in other long term assets, $1.5 million in accounts payable and $603 thousand in accrued liabilities. The Company recorded a net loss on the sale of FCT of $380 thousand. FCT has been recorded as a discontinued operation in these financial statements.

The Company recorded revenue and pre-tax loss associated with FCT of $16.4 million and $22.7 million in fiscal 2003, $23.1 million and $7.9 million in fiscal 2002 and $36.6 million and $1.2 million in fiscal 2001. The Company recorded an income tax benefit from the loss at FCT in fiscal 2001 of $175 thousand and recorded no income tax provision or benefit in fiscal 2002 and 2003.

NOTE 3: RESIZING COSTS

The semiconductor industry is volatile, with sharp periodic downturns and slowdowns. The industry experienced excess capacity and a severe contraction in demand for semiconductor manufacturing equipment from 2001 through most of 2003. In fiscal 2002 and 2001, the Company developed resizing plans in response to these changes in the business environment with the intent to align its cost structure with anticipated revenue levels. Expenses associated with these cost containment activities were incurred and included downsizing and facility consolidations. Accounting for resizing activities requires an evaluation of formally agreed upon and approved plans. Although the Company made every attempt to consolidate all known resizing activities into one plan, the extreme cycles and rapidly changing forecasting environment places limitations on achieving this objective. The recognition of a resizing event does not necessarily preclude similar but unrelated actions in future periods.

In the fiscal 2003 the Company reversed $475 thousand of these resizing charges due to the actual severance cost associated with the terminated positions being less than those originally estimated. The Company recorded resizing charges of $19.7 million in fiscal 2002 and $4.2 million in fiscal 2001.

In addition to the formal resizing plans identified below, the Company continued to downsize its operations in fiscal 2003 and 2002. These downsizing efforts resulted in workforce reduction charges (severance) of $5.6 million in fiscal 2003 and $5.0 million in fiscal 2002 which were recorded as selling, general and administrative expenses and facility closure charges of $1.4 million in fiscal 2003 and $1.9 million in fiscal 2002 which were recorded as asset impairments.

A summary of the formal resizing plans initiated in fiscal 2002 and 2001 and acquisition restructuring plans initiated in fiscal 2001 appears below:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fiscal 2001 and 2002 Resizing Plans and Acquisition Restructurings

Provision for resizing plans in fiscal 2001	$4,166	$—	$4,166
Acquisition restructurings	84	1,402	1,486
Payment of obligations in fiscal 2001	(2,101)	(213)	(2,314)

Balance, September 30, 2001	2,149	1,189	3,338

Provision for resizing plans in fiscal 2002:
Continuing operations	9,486	9,282	18,768
Discontinued operations	893	—	893
Payment of obligations in fiscal 2002	(7,551)	(1,470)	(9,021)

Balance, September 30, 2002	4,977	9,001	13,978
Change in estimate	(475)		(475)
Payment of obligations in fiscal 2003	(3,590)	(3,211)	(6,801)

Balance, September 30, 2003	$912	$5,790	$6,702

The remaining balance of the resizing costs are included in accrued liabilities.

The individual resizing plans and acquisition restructuring plans initiated in fiscal 2002 and 2001 are identified below:

Charges in Fiscal Year 2002

Fourth Quarter 2002

In the fourth quarter of fiscal 2002, the Company announced that it would close its substrate operations due to its high capital and operating cash requirements. As a result, the Company recorded a resizing charge of $8.5 million. The resizing charge included a severance charge of $1.2 million for the elimination of 48 positions and lease obligations of $7.3 million. By June 30, 2003 all the positions had been eliminated. The plans have been completed but cash payments for the severance charge are expected to continue through 2004 and cash payments for the lease obligations are expected to continue into 2006, or such time as the obligations can be satisfied. In addition to these resizing charges, in the fourth quarter of fiscal 2002, the Company wrote-off $7.3 million of fixed assets and $1.1 million of intangible assets associated with the closure of the substrate operation.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003:

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2002 Charge

Provision for resizing	$1,231	$7,280	$8,511

Balance, September 30, 2002	1,231	7,280	8,511
Change in estimate	(102)	—	(102)
Payment of obligations	(1,051)	(2,401)	(3,452)

Balance, September 30, 2003	$78	$4,879	$4,957

Third Quarter 2002

In the third quarter of fiscal 2002, the Company announced a resizing plan to reduce headcount and consolidate manufacturing in its test division. The resizing plan was a result of the Company’s decision to move towards a 24 hour per-day manufacturing model in its major U.S. wafer test facility, which would provide its customers with faster turn-around time and delivery of orders and economies of scale in manufacturing. As part of this plan, the Company moved manufacturing of wafer test products from its facilities in Gilbert, Arizona and Austin, Texas to its facility in San Jose, California and Dallas, Texas and from its Kaohsuing, Taiwan facility to its Hsin Chu, Taiwan facility. The resizing plan includes a severance charge of $1.6 million for the elimination of 149 positions as a result of the manufacturing consolidation. At September 30, 2003, all of the positions had been eliminated. The resizing plan also includes a charge of $0.5 million associated with the closure of the Kaohsuing, Taiwan facility and an Austin, Texas facility representing costs of non-cancelable lease obligations beyond the facility closure and costs required to restore the production facilities to their original state. Both facilities have been closed. The plans have been completed but cash payments for the severance are expected to continue through 2005 and cash payments for facility and contractual obligations are expected to continue through 2004, or such time as the obligations can be satisfied.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Third Quarter 2002 Charge

Provision for resizing	$1,652	$452	$2,104
Payment of obligations	(547)	(219)	(766)

Balance, September 30, 2002	1,105	233	1,338
Payment of obligations	(800)	(72)	(872)

Balance, September 30, 2003	$305	$161	$466

Second Quarter 2002

In the second quarter of fiscal 2002, the Company announced a resizing plan comprised of a functional realignment of business management and the consolidation and closure of certain facilities. In connection with the resizing plan, the Company recorded a charge of $11.3 million ($10.4 million in continuing operations and $0.9 million in discontinued operations), consisting of severance and benefits of $9.7 million for 372 positions that were to be eliminated as a result of the functional realignment, facility consolidation, the shift of certain manufacturing to China (including our hub blade business) and the move of the Company’s microelectronics products to Singapore and a charge of $1.6 million for the cost of lease commitments beyond the closure date of facilities to be exited as part of the facility consolidation plan.

To reduce the Company’s short term cash requirements, the Company decided, in the fourth quarter of fiscal 2002, not to relocate either its hub blade manufacturing facility from the United States to China or its microelectronics product manufacturing from the United States to Singapore, as previously announced. This change in the Company’s facility relocation plan resulted in a reversal of $1.6 million of the severance resizing costs recorded in the second quarter of fiscal 2002.

As a result of the functional realignment, the Company terminated employees at all levels of the organization from factory workers to vice presidents. The organizational change shifted management of the Company businesses to functional (i.e. sales, manufacturing, research and development, etc.) areas across product lines rather than by product line. For example, research and development activities for the entire company are now controlled and coordinated by one corporate vice president under the functional organizational structure, rather than separately by each business unit. This structure provides for a more efficient allocation of human and capital resources to achieve corporate R&D initiatives.

In the second quarter of fiscal 2002, the Company closed five test facilities: two in the United States, one in France, one in Malaysia, and one in Singapore. These operations were absorbed into other company facilities. The resizing charge for the facility consolidation reflects the cost of lease commitments beyond the exit date that is associated with these closed test facilities.

The plans have been completed but cash payments for the severance charges and the facility and contractual obligations are expected to continue through 2004, or such time as the obligations can be satisfied.

In the fourth quarter of fiscal 2002, the Company reversed $600 thousand ($590 thousand in continuing operations and $10 thousand in discontinued operations) of the severance resizing expenses and in the fourth quarter of fiscal 2003 the Company reversed $353 thousand of resizing expenses, previously recorded in the second quarter of fiscal 2002, due to actual severance costs associated with the terminated positions being less than those estimated as a result of employees leaving the Company before they were severed.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2002 and 2003.

	(in thousands)
	Severance and Benefits		Commitments	Total
Second Quarter 2002 Charge

Provision for resizing - Continuing operations	$8,830	(1)	$1,550	$10,380
Provision for resizing - Discontinued operations	903		—	903
Change in estimate - Continuing operations	(2,227)		—	(2,227)
Change in estimate - Discontinued operations	(10)		—	(10)
Payment of obligations	(5,367	) (1)	(81)	(5,448)

Balance, September 30, 2002	2,129		1,469	3,598
Change in estimate	(353)		—	(353)
Payment of obligations	(1,284)		(719)	(2,003)

Balance, September 30, 2003	$492		$750	$1,242

(1)	Includes $2.6 million non-cash charge for modifications of stock option awards that were granted prior to December 31, 2001 to the employees affected by the resizing plans in accordance with our annual grant of stock options to employees.

Charges in Fiscal Year 2001

Fourth Quarter 2001

In the quarter ended September 30, 2001, the Company announced a resizing plan to close a bonding wire facility in the United States, and recorded a resizing charge for severance of $2.4 million for the elimination of 215 positions, all of which had been terminated at September 30, 2002. Also in the fourth quarter of fiscal 2001, the Company recorded an increase to goodwill of $0.8 million in connection with the acquisition of Probe Tech for additional lease costs associated with the elimination of four duplicate facilities in the United States. The plans have been completed but cash payments for the severance charge are expected to continue into 2004.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Fourth Quarter 2001 Charge

Provision for resizing	$2,457	$—	$2,457
Acquisition restructuring	—	840	840
Payment of obligations	(402)	—	(402)

Balance, September 30, 2001	2,055	840	2,895

Payment of obligations	(1,543)	(840)	(2,383)

Balance, September 30, 2002	512	—	512
Change in estimate	(20)		(20)

Payment of obligations	(455)	—	(455)

Balance, September 30, 2003	$37	$—	$37

Second Quarter 2001

In the quarter ended March 31, 2001, the Company announced a 7.0% reduction in its workforce. As a result, the Company recorded a resizing charge for severance of $1.7 million for the elimination of 296 positions across all levels of the organization, all of which were terminated prior to June 30, 2002. In connection with the Company’s acquisition of Probe Tech, it also recorded an increase to goodwill of $0.6 million for severance, lease and other facility charges related to the elimination of four leased Probe Tech facilities in the United States which were found to be duplicative with the Cerprobe facilities. The plans have been completed and there are no additional cash obligations related to this program.

The resizing costs were included in accrued liabilities. The table below details the activity related to this resizing program during fiscal 2001, 2002 and 2003.

	(in thousands)
	Severance and Benefits	Commitments	Total
Second Quarter 2001 Charge

Provision for resizing	$1,709	$—	$1,709
Acquisition restructuring	84	562	646
Payment of obligations	(1,699)	(213)	(1,912)

Balance, September 30, 2001	94	349	443
Payment of obligations	(94)	(330)	(424)

Balance, September 30, 2002	—	19	19
Payment of obligations	—	(19)	(19)

Balance, September 30, 2003	$—	$—	$—

NOTE 4: ASSET IMPAIRMENT

In addition to resizing costs (see Note 3), the Company terminated several of its major initiatives in its effort to more closely align its cost structure with expected revenue levels and wrote-down certain assets to their estimated fair market value. As a result, the Company recorded asset impairment charges of $10.5 million ($3.6 in continuing operation and $6.9 million in discontinued operations) in fiscal 2003, $31.6 million in fiscal 2002 and $800 thousand in fiscal 2001.

Fiscal 2003

In fiscal 2003, the Company recorded an asset impairment charge in continuing operations of $3.6 million. The charge included; $1.7 million associated with manufacturing equipment for a discontinued test product; $1.2 million associated with manufacturing equipment in a downsized test facility in Dallas, Texas; and $730 thousand resulting from the write-down of assets that were sold and assets that became obsolete. In fiscal 2003, the Company also recorded an asset impairment charge in discontinued operations of $6.9 million to write-down assets in its flip chip business unit to their estimated fair market value. In the fourth quarter of fiscal 2003, the Company completed the sale of its sawing and hard material blades product lines as well as its polymer product line. As a result of these transactions, the Company recorded a loss of $5.3 million made up of asset write-offs of $6.5 million offset by cash proceeds of $1.2 million.

Fiscal 2002

In fiscal 2002, the Company recorded an asset impairment of $31.6 million. The charge included: $16.9 million due to the cancellation of a company-wide integrated information system; $8.4 million due to the write-off of assets associated with the closure of the substrates operation; $3.6 million for the write-off of development and license costs of certain engineering and manufacturing software; $1.4 million of write-offs associated with a closed wire facility in Taiwan; and $1.3 million related to leasehold improvements at the leased probe card manufacturing facilities in Malaysia and the United States, which were closed.

Fiscal 2001

In the fourth quarter of fiscal 2001, the Company recorded an asset impairment of $0.8 million related to the closure of a wire facility in the United States and the disposition of the associated equipment.

NOTE 5: GOODWILL AND INTANGIBLE ASSETS

Effective October 1, 2001, the Company adopted SFAS 142, Goodwill and Other Intangible Assets. The intangible assets that are classified as goodwill and those with indefinite lives will no longer be amortized under the provisions of this standard. Intangible assets with determinable lives will continue to be amortized over their estimated useful life. The standard also requires that an impairment test be performed to support the carrying value of goodwill and intangible assets at least annually. The Company’s goodwill impairment test utilizes discounted cash flows to determine fair value and comparative market multiples to corroborate fair value. The Company’s intangible assets other than goodwill are tested for impairment based on undiscounted cash flows, and if impaired, written-down to fair value based on either discounted cash flows or appraised values. The Company’s intangible assets are comprised of customer accounts and complete technology in its test interconnect business segment. The Company manages and values its complete technology in the aggregate as one asset group.

In fiscal 2002, the Company reviewed its business and determined that there are five reporting units to be reviewed for impairment in accordance with the standard – the reporting units were: the bonding wire, hub blade, substrate, flip chip and test businesses. The bonding wire and hub blade businesses are included in the Company’s packaging materials segment, the substrate business is included in the Company’s advanced packaging segment and the test business comprises the Company’s test segment and the flip chip business unit is included in discontinued operations. There is no goodwill associated with the Company’s equipment segment. Upon adoption of SFAS 142 in the first quarter of fiscal 2002, the Company completed the required transitional impairment testing of intangible assets, and based upon those analyses, did not identify any impairment charges as a result of adoption of this standard effective October 1, 2001.

Upon adoption of the standard in fiscal 2002, the Company reclassified $17.2 million of intangible assets relating to an acquired workforce in the test reporting unit into goodwill and correspondingly reduced goodwill by $4.9 million of goodwill associated with a deferred tax liability established for timing differences of U.S. income taxes on the workforce intangible. Also in fiscal 2002, the Company reduced goodwill associated with the test reporting unit by $1.5 million reflecting the settlement of a purchase price dispute with the former owners of Probe Technology and increased goodwill associated with its flip chip reporting unit by $96 thousand reflecting an increase in the cost to purchase the former joint venture partner’s equity share.

The Company has determined that its annual test for impairment of goodwill and intangible assets will take place at the end of the fourth quarter of each fiscal year, which coincides with the completion of its annual forecasting process. In the fourth quarter of fiscal 2002, the Company performed its impairment test on each of its five reporting units and determined that cash flow forecasts did not support the value of goodwill at several of its operating units. As a result, the Company recognized a goodwill impairment loss of $72.0 million of the goodwill associated with its test reporting unit and a goodwill impairment loss of all the goodwill associated with its hub blade reporting unit in the amount of $2.3 million. In addition, in fiscal 2002 the Company also discontinued its substrate business and wrote-off all the substrate intangible assets of $1.1 million. In the fourth quarter of fiscal 2003 the Company performed its impairment test on its three remaining reporting units and determined that goodwill at its flip chip reporting unit could not be supported by its cash flow forecast. As a result, the Company recognized a goodwill impairment charge, in discontinued operations, on all the goodwill associated with its flip chip reporting unit in the amount of $5.7 million.

The changes in the value of goodwill from September 30, 2001 to September 30, 2003 appear below:

	(in thousands)
	Packaging Materials Segment	Flip Chip	Test Segment	Book Value September 30,
Goodwill balance as of September 30, 2001	$31,980	$5,570	$112,924	$150,474
Reclassifications of intangibles upon adoption of SFAS 142, net of deferred tax liability of $4.9 million)	—	—	12,304	12,304
Goodwill impairment	(2,295)	—	(72,000)	(74,295)
Adjustment of purchase price related to Probe Tech and Flip Chip	(1)	97	(1,472)	(1,376)

Goodwill balance as of September 30, 2002	$29,684	$5,667	$51,756	$87,107
Goodwill impairment - included in discontinued operations	—	(5,667)	—	(5,667)

Goodwill balance as of September 30, 2003	$29,684	$—	$51,756	$81,440

The changes in the value of intangible assets from September 30, 2001 to September 30, 2003 appear below:

	(in thousands)
	Customer Accounts	Complete Technology	Acquired Workforce	Total Intangible Assets
Intangible balance at September 30, 2001	$37,675	$48,669	$17,181	$103,525
Reclassifications of intangibles upon adoption of SFAS 142	—	—	(17,181)	(17,181)
Write-off of substrate intangible assets	—	(1,091)	—	(1,091)
Adjustment to complete technology		142		142
Amortization	(4,112)	(5,774)	—	(9,886)

Intangible balance at September 30, 2002	33,563	41,946	—	75,509
Amortization	(4,112)	(5,148)	—	(9,260)

Intangible balance at September 30, 2003	$29,451	$36,798	$—	$66,249

At September 30, 2003 all intangible assets are recorded in the test business segment. The aggregate amortization expense related to these intangible assets for the twelve months ended September 30, 2003 was $9.3 million compared to $9.2 million in fiscal 2002 and $7.7 million in fiscal 2001. The aggregate amortization expense for each of the next five fiscal years is expected to be $9.3 million.

The following table presents pro forma net earnings and earnings per share data reflecting the impact of adoption of SFAS 142 as of the beginning of the first quarter of fiscal 2001:

	(in thousands, except per share data)
	Fiscal Year Ended September 30,
	2001	2002	2003
Reported net loss, before adoption of SFAS 142	$(65,251)	$(274,115)	$(76,689)
Addback:
Goodwill amortization, net of tax	9,587	—	—

Pro forma net loss	$(55,664)	$(274,115)	$(76,689)

Net loss per share, as reported:
Basic	$(1.34)	$(5.57)	$(1.54)
Diluted	$(1.34)	$(5.57)	$(1.54)

Goodwill amortization, net of tax per share:
Basic	$0.20	$—	$—
Diluted	$0.20	$—	$—

Pro forma net loss per share:
Basic	$(1.14)	$(5.57)	$(1.54)
Diluted	$(1.14)	$(5.57)	$(1.54)

NOTE 6: COMPREHENSIVE LOSS

At September 30, 2003, the components of Accumulated Other Comprehensive Loss, reflected in the Consolidated Statement of Changes in Shareholders’ Equity, net of related taxes, consisted of the following:

	(in thousands)
	September 30,
	2001	2002	2003
Loss from foreign currency translation adjustments	$(4,644)	$(3,914)	$(961)
Unrealized gain (loss) on investments, net of taxes	212	(52)	(1)
Minimum pension liability, net of tax	(5,091)	(7,494)	(6,756)

Other comprehensive loss	$(9,523)	$(11,460)	$(7,718)

NOTE 7: INVESTMENTS

At September 30, 2003 and 2002, no short-term investments were classified as held-to-maturity. Investments, excluding cash equivalents, classified as available-for-sale, consisted of the following at September 30, 2003 and 2002:

	(in thousands)
	September 30, 2002			September 30, 2003
Available-for-sale:	Fair Value	Unrealized Gains/ (Losses)	Cost Basis	Fair Value	Unrealized Gains/ (Losses)	Cost Basis
Government and Corporate debt securities	$18,950	$22	$18,928	$4,200	$—	$4,200
Adjustable rate notes	2,242	(105)	2,347	290	—	290
Equity securities	942	(127)	1,069	—		—

Short-term investments classified as available for sale	$22,134	$(210)	$22,344	$4,490	$—	$4,490

An after-tax unrealized loss of $52 thousand (net of taxes of $31 thousand) was recorded as a direct adjustment to shareholders’ equity at September 30, 2002. In fiscal 2003, the Company purchased $8.6 million of securities it classified as available-for-sale and sold $26.3 million of available-for-sale securities.

NOTE 8: BALANCE SHEET COMPONENTS

	(in thousands)
	September 30,
	2002	2003
Inventories

Raw materials and supplies	$39,477	$29,654
Work in process	18,549	11,788
Finished goods	17,708	12,279

	75,734	53,721
Inventory reserves	(24,847)	(15,815)

	$50,887	$37,906

	(in thousands)
	September 30,
	2002	2003
Property, Plant and Equipment

Land	$1,602	$1,602
Buildings and building improvements	34,314	32,914
Machinery and equipment	173,998	151,674
Leasehold improvements	12,745	15,362

	222,659	201,552
Accumulated depreciation	(132,917)	(140,314)

	$89,742	$61,238

	(in thousands)
	September 30,
	2002	2003
Accrued Expenes
Wages and benefits	$16,171	$17,537
Contractural commitments on closed facilities	10,586	5,777
Severance	4,942	3,365
Customer advances	4,616	2,549
Interest on long term debt	3,057	3,155
Other	13,209	9,502

	$52,581	$41,885

The Company had restricted cash balances of $2.8 million at September 30, 2003 and $3.2 million at September 30, 2002. These restricted cash balances were used to support letters of credit.

NOTE 9: DEBT OBLIGATIONS

At September 30, 2003, the Company had capital lease debt obligations of $374 thousand, of which $36 thousand was due within one year. The capital lease obligations, including interest are payable as follows: $50 thousand each year from fiscal 2004 through fiscal 2008 and $188 thousand thereafter. At September 30, 2002, the Company had capital lease obligations of $579 thousand, of which $186 thousand was due within one year.

In August 2001, the Company issued $125.0 million of convertible subordinated notes. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the convertible notes issued in December 1999. The notes bear interest at 5 1/4%, are convertible into the Company’s common stock at $19.75 per share and mature on August 15, 2006. There are no financial covenants associated with the notes and there are no restrictions on paying dividends, incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on February 15 and August 15 each year. The Company may redeem the notes in whole or in part at any time on or after August 19, 2004 at prices ranging from 102.1% at August 19, 2004 to 100.0% at August 15, 2006. At September 30, 2003, the fair value of the $125.0 million 5 1/4% Convertible Subordinated Notes was $115.6 million.

In December 1999, the Company issued $175.0 million of convertible subordinated notes. The notes are general obligations of the Company and subordinated to all senior debt. The notes bear interest at 4 3/4%, are convertible into the Company’s common stock at $22.8997 per share and mature on December 15, 2006. There are no financial covenants associated with the notes and there are no restrictions on paying dividends, incurring additional debt or issuing or repurchasing the Company’s securities. Interest on the notes will be paid on June 15 and December 15 of each year. The Company may redeem the notes in whole or in part at any time after December 18, 2002 at prices ranging from 102.714% at December 19, 2002 to 100.0% at December 15, 2006. At September 30, 2003, the fair value the $175.0 million 4 3/4% Convertible Subordinated Notes was $154.9 million.

The Company is obligated to make annual cash interest payments of $14.9 million through fiscal 2005, $14.1 million in fiscal 2006 and $1.7 million in fiscal 2007 and principal payments of $125.0 million in fiscal 2006 and $175.0 million in fiscal 2007 on the $300.0 million of convertible subordinated notes.

In April 2001, the Company entered into a receivable securitization program in which the Company transferred all domestic account receivables to KSI Funding Corporation, a “bankruptcy remote” special purpose corporation and a wholly-owned subsidiary. Bankruptcy remote refers to a subsidiary that is operated and structured so that transfers of assets to it from a parent are characterized as true sales and are not available to creditors in the event of a bankruptcy of the parent until the obligations of the bankruptcy remote subsidiary are satisfied. Under the facility, KSI Funding Corporation could sell up to a $40.0 million interest in all of the Company’s domestic receivables. This facility was structured as a revolving securitization, whereby an interest in additional account receivables could be sold as collections reduced the previously sold interest. At September 30, 2001, the Company had sold receivables under this agreement amounting to $20.0 million. The Company terminated this agreement in July 2002. The Company accounted for its sale of receivables under the provision of SFAS 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” This transfer of financial assets without recourse qualified as a sale under the provisions of SFAS 140. Upon the sale of the receivables, the receivables were removed from the Company’s balance sheet, and the cash received from the participating bank was recorded. The Company paid a fee to the participating bank at the bank’s A-1/P-1 commercial paper rate plus a program fee of 0.625%.

NOTE 10: SHAREHOLDERS’ EQUITY

Common Stock

In fiscal 2003, the Company’s common stock increased by $415 thousand reflecting the proceeds from the exercise of employee and director stock options and increased by $89 thousand due to a tax benefit associated with the exercise of the stock options. The Company’s common stock also increased due to the issuance of common stock as matching contributions to the Company’s 401(k) saving plan by $2.2 million, $2.5 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively.

Stock Option Plans

The Company has five employee stock option plans (the “Employee Plans”) pursuant to which options have been or may be granted at 100% of the market price of the Company’s Common Stock on the date of grant. Options granted under the Employee Plans are exercisable at such dates as are determined in connection with their issuance, but not later than ten years after the date of grant. No compensation expense has been recognized related to our employee stock based plans.

The following summarizes all employee stock option activity for the three years ended September 30, 2003:

	(Option amounts in thousands)
	September 30,
	2001		2002		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding at beginning of period	4,109	$10.82	5,832	$12.16	7,320	$12.91
Granted	2,544	14.23	2,519	14.64	2,459	3.45
Exercised	(141)	7.26	(160)	9.21	(91)	4.41
Terminated or canceled	(680)	12.84	(871)	13.52	(1,101)	10.48

Options outstanding at end of period	5,832	12.16	7,320	12.92	8,587	10.57

Options exercisable at end of period	1,915	10.09	2,922	11.02	4,453	11.84

The following table summarizes information concerning currently outstanding and exercisable employee options at September 30, 2003:

(Option amounts in thousands)
Options Outstanding				Options Exercisable
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.44 - $ 3.21	1,941	8.6	$2.95	68	$2.95
$ 3.22 - $ 6.41	562	3.0	5.51	500	5.50
$ 6.42 - $ 9.62	866	4.4	6.72	866	6.72
$ 9.63 - $ 12.03	465	7.0	10.24	255	10.20
$ 12.04 - $ 16.03	2,785	5.9	13.76	1,762	13.67
$ 16.04 - $ 19.24	1,916	6.2	16.57	965	17.00
$ 19.25 $ 22.44	7	3.6	19.44	5	19.48
$ 22.45 $ 28.86	33	4.1	28.50	25	28.50
$ 28.87 $ 32.06	12	6.4	32.06	7	32.06

	8,587	6.3	10.57	4,453	11.86

The Company also maintains two stock option plans for non-officer directors (the “Director Plans”) pursuant to which options to purchase shares of the Company’s Common Stock at an exercise price of 100% of the market price on the date of grant are issued to each non-officer director each year. Options to purchase 452,240 shares at an average exercise price of $15.30 were outstanding under the Director Plans at September 30, 2003, of which options to purchase 269,240 shares were exercisable. In fiscal 2003, 2002 and 2001, there were 8,000, 6,000 and 24,000 options, respectively, exercised under the Director Plans at an average exercise price of $2.75, $1.69 and $4.21, respectively. No compensation expense has been recognized related to our Director stock based plans.

At September 30, 2003, 14.2 million shares were reserved for issuance and 4.4 million shares were available for grant in connection with the Employee Plans and 942,000 shares were reserved for issuance and 480,000 shares were available for grant in connection with a Director Plan.

NOTE 11: EMPLOYEE BENEFIT PLANS

The Company has a non-contributory defined benefit pension plan covering substantially all U.S. employees who were employed on September 30, 1995. The benefits for this plan were based on the employees’ years of service and the employees’ compensation during the three years before retirement. The Company’s funding policy is consistent with the funding requirements of U.S Federal employee benefit and tax laws. Effective December 31, 1995, the benefits under the Company’s pension plan were frozen. As a consequence, accrued benefits no longer change as a result of an employee’s length of service or compensation.

Detailed information regarding the Company’s defined benefit pension is as follows:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Change in benefit obligation:
Benefit obligations at beginning of year:	$13,763	$15,359	$17,587
Interest cost	1,051	1,094	1,122
Benefit paid	(548)	(636)	(678)
Actuarial (gain) loss	1,093	1,770	1,336

Benefit obligation at end of year	$15,359	$17,587	$19,367

Change in plan assets:
Fair value of plan assets at beginning of year:	$12,394	$11,181	$9,084
Actual return on plan assets	(2,520)	(1,612)	2,357
Employer contributions	1,855	151	1,635
Benefits paid	(548)	(636)	(678)

Fair value of assets at end of year	$11,181	$9,084	$12,398

Reconciliation of funded status:
Funded status	$(4,178)	$(8,503)	$(6,968)
Unrecognized actuarial loss	7,832	11,530	10,395

Net amount recognized at year-end	$3,654	$3,027	$3,427

Amount recognized in the statement of financial position consists of:
Accrued benefit liability	$(4,178)	(8,503)	$(6,968)
Accumulated other comprehensive income/
Unrecognized net loss	7,832	11,530	10,395

Net amount recognized at year-end	$3,654	$3,027	$3,427

Components of net periodic benefit cost:
Interest Cost	$1,051	1,094	$1,122
Expected return on plan assets	(1,018)	(875)	(751)
Recognized actuarial loss	186	560	865

Net periodic benefit cost	$219	$779	$1,236

Weighted-average assumptions as of September 30:
Discount rate	7.25%	6.50%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	*	*	*

*	Not applicable due to the December 31, 1995 benefit freeze

Plan assets include equity and fixed-income securities. At September 30, 2003, 150,000 shares of the Company’s common stock with a fair value of $1.6 million was included in the Plan assets.

The Company’s foreign subsidiaries have retirement plans that are integrated with and supplement the benefits provided by laws of the various countries. They are not required to report nor do they determine the actuarial present value of accumulated benefits or net assets available for plan benefits. On a consolidated basis, pension expense was $2.5 million, $1.4 million and $1.2 million, in fiscal 2003, 2002 and 2001, respectively.

The Company has a 401(k) Employee Incentive Savings Plan. This plan allows for employee contributions and matching Company contributions in varying percentages, depending on employee age and years of service, ranging from 50% to 175% of the employees’ contributions. The Company’s contributions under this plan totaled $2.2 million, $2.5 million and $1.9 million in fiscal 2003, 2002 and 2001, respectively, and were satisfied by contributions of shares of Company common stock, valued at the market price on the date of the matching contribution.

NOTE 12: INCOME TAXES

Income (loss) before income taxes from continuing operations consisted of the following:

	Fiscal Year Ended September 30,
	2001	2002	2003
United States operation	$(114,929)	$(270,008)	$(56,385)
Foreign operations	37,382	36,393	9,983

	$(77,547)	$(233,615)	$(46,402)

The provision (benefit) for income taxes included the following:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Current:
Federal	$9,017	$(7,376)	$—
State	300	20	—
Foreign	6,596	7,109	7,594
Deferred:
Federal	(37,381)	32,808	—
Foreign	—	—	—

	$(21,468)	$32,561	$7,594

The provision (benefit) for income taxes for continuing operations differed from the amount computed by applying the statutory federal income tax rate as follows:

	(in thousands)
	Fiscal Year Ended September 30,
	2001	2002	2003
Computed income tax expense (benefit) based on U.S. statutory rate	$(27,142)	$(84,544)	$(24,183)
Effect of earnings of foreign subsidiaries subject to different tax rates	3,263	708	(1,565)
Benefits from Israeli and Singapore Approved Enterprise Zones	(2,870)	(5,890)	706
Tax credit write-offs	—	12,167	—
Benefits of net operating loss and tax credit carryforwards and change in valuation allowance	(178)	65,327	12,059
Non-deductible goodwill impairment and amortization	3,260	22,475	—
Foreign dividends	1,137	24,968	19,600
Write off of In-Process Research and Development	3,953	(343)	—
Effect of revisions of permanent items	(2,015)	(2,456)	—
State income tax benefit	(1,488)	—	—
Other, net	612	149	977

	$(21,468)	$32,561	$7,594

In fiscal 2001, the Company recorded a cumulative effect of a change in accounting principle associated with the adoption of SAB 101, resulting in a charge to earnings of $8.2 million, net of taxes of $4.4 million.

Undistributed earnings of certain foreign subsidiaries for which taxes have not been provided approximate $125.5 million at September 30, 2003. Such undistributed earnings are considered to be indefinitely reinvested in foreign operations.

Undistributed earnings approximating $58.9 million are not considered to be indefinitely reinvested in foreign operations. Accordingly, as of September 30, 2003, deferred tax liabilities of $23.4 million including withholding taxes have been provided. The Company expects to repatriate approximately $24.0 million of the $58.9 million of above-mentioned foreign earnings in fiscal 2004.

Deferred income taxes are determined based on the differences between the financial reporting and tax basis of assets and liabilities as measured by the current tax rates. The net deferred tax balance is composed of the tax effects of cumulative temporary differences, as follows:

	(in thousands)
	September 30,
	2002	2003
Inventory reserves	$3,570	$3,343
Warranty accrual	279	339
Other accruals and reserves	11,986	6,893
Revenue recognition	237	125

Total short-term deferred tax asset	$16,072	$10,700

Intangible assets	$7,924	$7,901
Domestic tax credit carryforwards	5,706	4,847
Foreign tax credit carryforwards	0	0
Domestic NOL carryforwards	79,592	89,811
Foreign NOL carryforwards	12,090	14,435

	105,312	116,994
Valuation allowance	(86,749)	(100,728)

Total long-term deferred tax asset	$18,563	$16,266

Repatriation of foreign earnings, including foreign withholding taxes	$26,611	$23,441
Depreciable assets	2,658	(24)
Intangible assets	23,383	20,845
Prepaid expenses and other	2,685	3,406

Total long-term deferred tax liability	$55,337	$47,668

Net long-term deferred liability	$36,774	$31,402

The Company has U.S. net operating loss carryforwards, state net operating loss carryforwards, and tax credit carryforwards of approximately $217.9 million, $102.4 million, and $4.8 million, respectively, that will reduce future taxable income. These carryforwards can be utilized in the future, prior to expiration of certain carryforwards in 2009 through 2022.

During the year ended September 30, 2001, the Company through the acquisition of Cerprobe, acquired additional federal tax loss carryforwards of approximately $5.5 million which expire in 2020. Additionally, as part of the Cerprobe acquisition, the Company acquired approximately $3.9 million in state loss carryforwards. As utilization of these losses is not assured, more likely than not, the Company has provided a full valuation allowance on the benefit associated with them. In the event the tax benefits related to these acquired net operating losses are realized, such benefit would reduce the recorded amount of goodwill.

In the fourth quarter of fiscal 2002, as part of the income tax provision for the period, the Company recorded a charge of $65.3 million through the establishment of a valuation allowance against its deferred tax asset consisting primarily of U.S. net operating loss carryforwards. The Company determined that the valuation allowance was required based on its recent losses, which are given substantially more weight than forecasts of future profitability in the evaluation. No tax benefits were recorded in respect of U.S. net operating losses incurred during fiscal 2003. The Company established a valuation allowance of $12.1 million is fiscal 2003 against U.S and foreign net operating losses. Until the Company utilizes these U.S. operating loss carryforwards, its income tax provision will reflect only foreign taxation.

The Company also has generated losses in certain foreign jurisdictions totaling approximately $46.0 million. Similar to the situation with the U.S., realization of the benefit associated with these foreign loss carryforwards cannot be assured and a full valuation allowance has been provided against the deferred tax assets associated with these carryforwards.

NOTE 13: SEGMENT INFORMATION

In February 2004 the Company sold the remaining assets of its former advanced packaging technologies business segment, which consisted solely of its flip chip business unit which licensed flip chip technology and provided flip chip bumping and wafer level packaging services. As a result, the Company reflected the flip chip business unit as a discontinued operation and eliminated the advanced packaging technologies segment. The below segment information presents the Company’s continuing business segments.

The Company evaluates performance of its segments and allocates resources to them based on income from operations before interest, allocations of corporate expenses and income taxes.

The Company’s continuing operations consist of three industry segments: equipment, packaging materials and test interconnect solutions. The equipment business segment designs, manufactures and markets capital equipment and related spare parts for use in the semiconductor assembly process. The equipment segment also services, maintains, repairs and upgrades assembly equipment. The packaging materials business segment designs, manufactures and markets consumable packaging materials for use on the equipment the Company markets as well as on competitors’ equipment. The packaging materials products have different manufacturing processes, distribution channels and a less volatile revenue pattern than the Company’s capital equipment. The test interconnect business segment was established in fiscal 2001, following the acquisitions of Cerprobe and Probe Tech. The business provides a broad range of products used to test semiconductors during wafer fabrication and after they have been assembled and packaged.

The products and services of all segments are for sale to semiconductor device manufacturers.

The table below presents information about reported segments:

	(in thousands)
Fiscal Year Ended September 30, 2003	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$198,447	$174,471	$104,882	$135	$477,935
Cost of sales	129,092	132,779	87,856	—	349,727

Gross profit	69,355	41,692	17,026	135	128,208
Operating costs	67,490	25,408	41,223	15,587	149,708
Resizing	(175)	(20)	(103)	(177)	(475)
Asset impairment	17	385	3,098	129	3,629
Goodwill impairment	—	—	—	—	—

Income (loss) from operations	$2,023	$15,919	$(27,192)	$(15,404)	$(24,654)

Segment Assets	$86,650	$94,466	$166,467	$95,278	$442,861
Captial Expenditures	1,433	4,604	4,067	871	10,975
Depreciation expense	7,797	5,879	9,038	4,045	26,759

Fiscal Year Ended September 30, 2002	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$169,469	$157,176	$114,698	$222	$441,565
Cost of sales	142,965	118,080	79,686	14	340,745

Gross profit	26,504	39,096	35,012	208	100,820
Operating costs	85,020	27,242	52,117	32,468	196,847
Resizing	4,781	167	4,715	9,105	18,768
Asset impairment	2,165	2,874	1,245	25,310	31,594
Goodwill impairment	—	2,295	72,000		74,295

Income (loss) from operations	$(65,462)	$6,518	$(95,065)	$(66,675)	$(220,684)

Segment Assets	$119,831	$87,689	$175,480	$155,682	$538,682
Captial Expenditures	5,237	6,020	1,452	7,676	20,385
Depreciation expense	8,898	5,564	10,210	7,671	32,343

Fiscal Year Ended September 30, 2001	Equipment Segment	Packaging Materials Segment	Test Segment	Corporate, Other and Eliminations	Consolidated
Net revenue	$249,952	$150,945	$116,890	$595	$518,382
Cost of sales	166,359	110,570	84,401	—	361,330

Gross profit	83,593	40,375	32,489	595	157,052
Operating costs	103,386	28,667	54,169	34,182	220,404
Resizing	2,223	1,621	270	52	4,166
Asset impairment	—	800	—	—	800
Purchased in-process research and development	—	—	11,709	—	11,709

Income (loss) from operations	$(22,016)	$9,287	$(33,659)	$(33,639)	$(80,027)

Segment Assets	$155,220	$86,113	$270,506	$265,587	$777,426
Captial Expenditures	24,754	8,028	6,458	9,396	48,636
Depreciation expense	10,760	3,973	7,302	8,057	30,092

Intersegment sales are immaterial. Corporate, Other and Eliminations include sales and expenses from the Company’s former high density substrate business. Assets identified as Corporate, Other and Eliminations consist of all cash and short-term investments of the Company and corporate income tax assets along with the assets of its form high density substrate business and discontinued operation.

The Company’s market for its products is worldwide. The table below presents destination sales from continuing operations to unaffiliated customers and long-lived assets by country:

	(in thousands)
Fiscal year ended September 30, 2003	Destination Sales	Non-Corporate Assets(1)
United States	$94,790	$236,941
Taiwan	97,378	5,989
Malaysia	59,641	43
Singapore	46,389	70,333
Korea	40,933	101
Japan	24,107	9,919
Philippines	19,870	199
Hong Kong	15,060	126
China	13,296	6,315
Israel	2,641	9,192
All other	63,830	14,526

	$477,935	$353,684

Fiscal year ended September 30, 2002	Destination Sales	Non-Corporate Assets(1)
United States	$115,133	$284,955
Taiwan	110,962	7,149
Malaysia	45,923	83
Singapore	40,389	69,113
Korea	17,846	222
Japan	17,294	5,254
Philippines	15,167	69
Hong Kong	11,222	129
Israel	3,135	21,201
All other	64,494	15,926

	$441,565	$404,101

Fiscal year ended September 30, 2001	Destination Sales	Non-Corporate Assets(1)
United States	$176,565	$445,279
Taiwan	64,319	8,221
Singapore	59,429	44,561
Malaysia	42,656	97
Japan	31,749	8,886
Philippines	29,613	269
Hong Kong	15,690	214
Korea	11,041	186
Israel	3,504	28,774
All other	83,816	13,612

	$518,382	$550,099

(1)	Corporate assets include cash, deferred tax assets and deferred financing expenses.

NOTE 14: ACQUISITIONS AND PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT

In November 2000, the Company completed a tender offer for 100.0% of the outstanding shares of Cerprobe Corporation (“Cerprobe”) for $20 per share. The total purchase price of Cerprobe, including transaction costs, the assumption of acquisition related liabilities and debt repayment, was approximately $225.0 million, payable in cash. In December 2000, the Company purchased all the outstanding shares of Probe Technology Corporation (“Probe Tech”) for approximately $65.0 million, including transaction costs and the assumption of acquisition related liabilities, payable in cash. Both Cerprobe and Probe Tech design and manufacture semiconductor test interconnect solutions. The operations of these two companies have been combined to create a test division, which is disclosed as a separate business segment for financial reporting purposes. The acquired assets of Probe Tech included a minority interest in a foreign subsidiary.

The acquisitions were recorded using the purchase method of accounting and accordingly, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their fair values on the acquisition dates. The Company allocated a portion of the purchase price for each acquisition to intangible assets valued using a discount rate of 25.0% for Cerprobe and 18.0% for Probe Tech. The portion of the purchase price allocated to in-process R&D projects that did not have future alternative use and to which technological feasibility had not been established totaled $11.3 million for Cerprobe and $0.4 million for Probe Tech. These amounts were charged to expense as of the acquisition dates. The Company received a waiver of a bank covenant under its then existing bank revolving credit facility, which limited the amount the Company could spend on acquisitions, in order to complete the Cerprobe and Probe Tech acquisitions. The Company borrowed $55.0 million under its bank revolving credit facility to partially fund the purchase of Probe Tech.

Pro forma operating results for the year ended September 30, 2001 assuming the acquisitions of Cerprobe and Probe Tech were consummated on October 1, 1999 appears below. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor is it necessarily indicative of the future operating results of the combined businesses.

(unaudited)
(in thousands, except per share data)
Fiscal year ended September 30, 2001
Net Sales	$582,426
Net Income (loss)	$(67,732)
Diluted net income (loss) per share	$(1.39)

The components of the purchase price allocation for the acquisitions of Cerprobe and Probe Tech are as follows:

	(in thousands)
	Cerprobe	Probe Tech
Current assets	$44,223	$12,180

Property, plant, equipment and other long term assets	27,241	8,948

Acquired intangibles	80,800	30,253

Acquired in-process research and development	11,295	414

Goodwill	105,510	16,298

Less: Liabilities assumed	(75,573)	(3,432)

Total	$193,496	$64,661

The intangible assets resulting from the acquisitions are being amortized on a straight-line basis over a 10-year period.

A lawsuit between Cerprobe and the former president, director and shareholder of Silicon Valley Test & Repair, Inc. (a company acquired by Cerprobe Corporation in January 1997) was settled and dismissed in June 2001, with

Cerprobe paying $280 thousand in attorney’s fees to opposing counsel. This amount was allocated to goodwill in the opening balance sheet, as a cost of the Cerprobe acquisition.

In fiscal 2001, the Company recorded a charge of $11.7 million for in-process R&D associated with the acquisitions of Cerprobe and Probe Tech representing the appraised value of products still in the development stage that did not have a future alternative use and which had not reached technological feasibility. As part of the acquisition, the Company acquired 16 ongoing R&D projects, all aimed at increasing the technological features of the existing probe cards and therefore the number of test applications for which they could be marketed. The R&D projects ranged from researching the feasibility of producing multi-die testing probes to researching the feasibility of producing probes for specialized semiconductor package (CSP and BGA) configurations. The project stage of completion ranged from 10% to 90% and all projects were due for completion and product launch by the third quarter of 2002 at prices and costs similar to the existing probe cards marketed by Cerprobe and Probe Tech.

In the valuation of in-process technology, the Company utilized a variation of the income approach. The Company forecasted revenue, earnings and cash flow for the products under development. Revenues were projected to extend out over the expected useful lives for each project. The technology was then valued through the application of the Discounted Cash Flow method. Values were calculated using the present value of their projected future cash flow at discount rates of between 28.4% and 49.1%. The Company anticipated that some of these projects might take longer to develop than originally thought and that some of these projects may never be marketable and there is a risk that the anticipated future cash flows might not be achieved. Of the 16 ongoing R&D projects at the time of the acquisition five have been completed, one is still in progress, four have been cancelled due to overlapping technology with our Cobra line of vertical test products, and six were cancelled due to nonproductive results. The Company believes that the expected returns of the completed and in-process R&D projects will be realized. The Company also believes that future revenues from existing Cobra products will offset the expected future revenues from the R&D projects that were cancelled due to the overlapping technology and that there will be no adverse material impact on the Company’s future operating results or the expected return on its investment in the acquired companies. The six projects that were cancelled due to lack of productive results will not have a material impact on our future operating results and expected return on our investment in the acquired companies.

The major R&D projects in process at the time of the acquisition, along with their current status and estimated time for completion are as follows:

(dollars in thousands)
R&D project	Value Assigned at Purchase(2)	Percentage Complete at Purchase	Estimated Cost to Complete Project at Purchase	Current Projected Product Launch Date	Current Status of Project
Next generation contact technology	$2,700	10%	$290	N/A	Cancelled

Socket testing capability for CSP and BGA packages	$2,000	50%	$65	N/A	Complete

ViProbe pitch reduction	$1,600	40%	$89	N/A	Cancelled (1)

Vertical space transformer	$1,500	25%	$278	N/A	Cancelled (1)

Extension of P4 technology to vertical test configurations	$1,300	40%	$229	N/A	Cancelled (1)

Low-force, high-density interface using P4 technology	$1,300	30%	$138	N/A	Cancelled

All other projects combined (total of ten projects)	$1,300	10-90%	$576	Q2 2004	4 complete; 1 in process; 5 cancelled

The Company purchased two companies; Cerprobe Corporation (“Cerprobe”) and Probe Technology Corporation (“Probe Tech”) that design and manufacture semiconductor test interconnect solutions, in its fiscal year 2001. Subsequent to the acquisitions, the Company determined that the vertical probe technology designed and marketed by Probe Tech was superior to the vertical probe technology of Cerprobe. The Company then shifted its R&D efforts to further enhancement of the Probe Tech vertical probe technology and cancelled the R&D projects at Cerprobe that were enhancing the Cerprobe vertical probe technology. The R&D projects identified by (1) in the above table were Cerprobe projects that were cancelled due to the shift in focus to the Probe Tech vertical probe technology. The Company expect the future revenue from the Probe Tech vertical probe technology will replace the anticipated revenue from the Cerprobe vertical probe R&D projected that have been cancelled.

The Value Assigned at Purchase reflects the present value of the anticipated future cash flow generated from each R&D project from its launch date through the expected life of the product.

NOTE 15: OTHER FINANCIAL DATA

The Company recorded other income of $2.0 million in fiscal 2002 and $8.0 million in fiscal 2001 as the result of a cash settlement of an insurance claim associated with a fire in the Company’s expendable tool facility.

Maintenance and repairs expense from continuing operations totaled $3.6 million, $4.2 million and $3.8 million for fiscal 2003, 2002 and 2001, respectively. Warranty and retrofit expense was $2.5 million, $3.4 million and $3.5 million for fiscal 2003, 2002 and 2001, respectively. Rent expense for fiscal 2003, 2002 and 2001 was $11.2 million, $11.6 million and $6.9 million, respectively.

The Company’s basic and diluted weighted average share outstanding were the same in fiscal 2003, 2002 and 2001 due to the Company’s net loss in each of those fiscal years which caused all potentially dilutive securities to be deemed antidilutive. The weighted average number of shares for potentially dilutive securities (convertible notes and employee and director stock options) was 14,907,000 in fiscal 2003, 15,217,000 in fiscal 2002 and 9,382,000 in fiscal 2001.

NOTE 16: GUARANTOR OBLIGATIONS, COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS

Guarantor Obligations

The Company has issued standby letters of credit to guarantee payments for employee benefit programs and a facility lease. The standby letters of credit were issued in lieu of cash security deposits.

The table below identifies the guarantees under the standby letters of credit:

		(in thousands)
Nature of guarantee	Term of guarantee	Maximum obligation under guarantee
Security deposit for payment of employee health benefits	Expires June 2004	$1,710
Security deposit for payment of employee worker compensation benefits	Expires July and October 2004	684
Security deposit for a facility lease	Expires July 2004	300

		$2,694

The table below details the activity related to the Company’s reserve for product warranties which is included in accrued expenses in the balance sheet at September 30, 2003:

(in thousands)
Reserve for Product Warranty
Reserve for product warranty at September 30, 2002	$837
Provision for product warranty	2,477
Product warranty	(2,306)

Reserve for product warranty at September 30, 2003	$1,008

Commitments and Contingencies

The Company has obligations under various operating leases, primarily for manufacturing and office facilities, which expire periodically through 2012. Minimum rental commitments under these leases (excluding taxes, insurance, maintenance and repairs, which are also paid by the Company), are as follows: $12.4 million in fiscal 2004; $11.4 million in fiscal 2005; $5.0 million in fiscal 2006; $3.4 million in fiscal 2007; $2.5 million in 2008 and $11.1 million thereafter.

From time to time, third parties assert that the Company is, or may be, infringing or misappropriating their intellectual property rights. In such cases, the Company will defend against claims or negotiate licenses where considered appropriate. In addition, some of the Company’s customers are parties to litigation brought by the Lemelson Medical, Education and Research Foundation Limited Partnership (the “Lemelson Foundation”), in which the Lemelson Foundation claims that certain manufacturing processes used by those customers infringe patents held by the Lemelson Foundation. The Company has never been named a party to any such litigation. Some customers have requested that the Company indemnify them to the extent their liability for these claims arises from use of the Company’s equipment. The Company does not believe that products sold by it infringe valid Lemelson patents. If a claim for contribution was brought against the Company, the Company believes it would have valid defenses to assert and also would have rights to contribution and claims against the Company’s suppliers. The Company has never incurred any material liability with respect to the Lemelson claims or any other pending intellectual property claim and the Company does not believe that these claims will materially and adversely affect the Company’s business, financial condition or operating results. The ultimate outcome of any infringement or misappropriation claim that might be made, however, is uncertain and the Company cannot assure you that the resolution of any such claim will not materially and adversely affect the Company’s business, financial condition and operating results.

Concentrations

Sales to a relatively small number of customers account for a significant percentage of the Company’s net sales from continuing and discontinued operations. In both fiscal 2003 and 2002, sales to Advanced Semiconductor Engineering accounted for 13%, of the Company’s sales. In fiscal 2001, no customer accounted for more than 10% of sales The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. At September 30, 2003 and 2002, Advanced Semiconductor Engineering accounted for 10% and 17%, respectively, of total accounts receivable. No other customer accounted for more than 10% of total accounts receivable at September 30, 2003 and 2002. The reduction or loss of orders from a significant customer could adversely affect the Company’s business, financial condition, operating results and cash flows.

The Company relies on subcontractors to manufacture to the Company’s specifications many of the components or subassemblies used in its products. Certain of the Company’s products require components or parts of an exceptionally high degree of reliability, accuracy and performance for which there are only a limited number of suppliers or for which a single supplier has been accepted by the Company as a qualified supplier. If supplies of such components or subassemblies were not available from any such source and a relationship with an alternative supplier could not be promptly developed, shipments of the Company’s products could be interrupted and re-engineering of the affected product could be required. Such disruptions could have a material adverse effect on the Company’s results of operations.

NOTE 17: SELECTED QUARTERLY FINANCIAL DATA (unaudited)

Financial information pertaining to quarterly results of operations follows:

	(in thousands, except per share amounts)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal Year ended September 30, 2003:

Net sales	$107,259	$122,280	$123,782	$124,614	$477,935
Gross profit	28,637	34,231	32,103	33,237	128,208

Loss from operations(1)(2)	(9,696)	(8,079)	(4,105)	(2,774)	(24,654)

Loss from operations before income taxes	(13,705)	(12,314)	(8,279)	(12,104)	(46,402)
Provision (benefit) for income tax	1,026	3,318	1,350	1,900	7,594
Loss from discontinued operations, net of tax	(2,924)	(3,659)	(1,723)	(14,387)	(22,693)

Net loss	$(17,655)	$(19,291)	$(11,352)	$(28,391)	$(76,689)

Net loss per share:
Basic	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)
Diluted	$(0.36)	$(0.39)	$(0.23)	$(0.57)	$(1.54)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal Year ended September 30, 2002:

Net sales	$96,748	$101,245	$126,397	$117,175	$441,565
Gross profit	25,537	11,390	35,192	28,701	100,820

Loss from operations(1)(3)	(20,143)	(53,534)	(15,603)	(131,404)	(220,684)

Loss from operations before income taxes	(23,551)	(56,876)	(19,188)	(134,000)	(233,615)
Provision (benefit) for income tax	(7,481)	(16,244)	(2,645)	58,931	32,561
Loss from discontinued operations, net of tax	(1,383)	(2,923)	(1,559)	(2,074)	(7,939)

Net loss	$(17,453)	$(43,555)	$(18,102)	$(195,005)	$(274,115)

Net loss per share:
Basic	$(0.36)	$(0.89)	$(0.37)	$(3.95)	$(5.57)
Diluted	$(0.36)	$(0.89)	$(0.37)	$(3.95)	$(5.57)

Represents net sales less costs and expenses from continuing operations but before net interest expense and other income.

Results for fiscal 2003 include: a reversal of prior year resizing charges in the first and fourth quarters of $205 thousand and $270 thousand, respectively (See Note 3); asset impairment charges (reversals) in the first, second, third and fourth quarters of $121 thousand, $1.7 million, $1.2 million and $0.7 million, respectively (See Note 4); severance associated with workforce reductions in our continuing businesses in the first, second, third and fourth quarters of $1.6 million, $2.6 million, $1.0 million and $500 thousand, respectively; and inventory write-downs of in the second, third and fourth quarters of $1.0 million, $3.2 million and $900 thousand, respectively.

Results for fiscal 2002 include: resizing charges in the second, third and fourth quarters of $11.3 million, $2.1 million and $6.3 million, respectively (See Note 3); asset impairment charges in the second and fourth quarters of $4.9 million and $26.7 million, respectively (See Note 4); goodwill impairment in the fourth quarter of $74.3 million (See Note 5); $5.0 million of severance associated with workforce reductions in our continuing businesses in the fourth quarter; and inventory write-downs of $13.3 million (to costs of goods sold) in the second quarter and $1.1 million in the fourth quarter.

NOTE 18: SUBSEQUENT EVENTS (Unaudited)

Note Offering

In the first quarter of fiscal 2004, the Company issued $205.0 million of five-year convertible subordinated notes. The notes are general obligations of the Company and are subordinated to all senior debt. The notes rank equally with the convertible notes issued in December 1999 and August 2001. The notes bear interest at 0.5%, are convertible into the Company’s common stock at $20.33 per share and mature on November 30, 2008. There are no financial covenants associated with the notes and there are no restrictions on incurring additional debt or issuing or repurchasing our securities. Interest on the notes is payable on May 30 and November 30 each year.

In November 2003, the Company notified the holders of its $175.0 million 4.75% convertible subordinated notes due December 15, 2006 that the notes will be redeemed in their entirety on December 26, 2003 at a redemption price equal to 102.036% of the principal amount plus interest accrued through the date of redemption. The Company intends to use the majority of the proceeds from the above mentioned $205 million note offering to fund the redemption of these notes.

KULICKE AND SOFFA INDUSTRIES, INC.

Schedule II – Valuation and Qualifying Accounts

(in thousands)

	Balance at beginning of period	Charged to costs and expenses		Other Additions (describe)		Deductions (describe)		Balance at end of period
Year ended September 30, 2001

Allowance for doubtful accounts	$4,355	$1,406		$816	(3)	$335	(1)	$6,242

Inventory reserve	$16,241	$18,095		$1,003	(3)	$6,230	(2)	$29,109

Valuation allowance for deferred taxes	$12,724	$7,926	(4)	$1,929	(3)	$1,855	(5)	$20,724

Year ended September 30, 2002

Allowance for doubtful accounts	$6,242	$158		$—		$367	(1)	$6,033

Inventory reserve	$29,109	$14,362		$—		$18,624	(2)	$24,847

Valuation allowance for deferred taxes	$20,724	$66,025	(6)	$—		$—		$86,749

Year ended September 30, 2003

Allowance for doubtful accounts	$6,033	$519		$—		$623	(1)	$5,929

Inventory reserve	$24,847	$3,490		$(2,930	)(7)	$9,592	(2)	$15,815

Valuation allowance for deferred taxes	$86,749	$13,979	(6)	$—		$—		$100,728

(1)	Bad debts written off.
(2)	Disposal of excess and obsolete inventory.
(3)	Reflects adjustment for reserves acquired.
(4)	Reflects the increase in the valuation allowance associated with net operating losses of certain of the Company’s subsidiaries.
(5)	Reversal of valuation allowance provided for a domestic subsidiary of the Company.
(6)	Reflects the increase in the valuation allowance associated with the Company’s U.S. net operating losses and tax credit carryforwards.
(7)	Reflects the sales of the assets of the Company’s sawing and hub blades products lines.